UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☑ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
    ☐ Check box if Amendment is material and investors must reconfirm within five business days.
☐ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of issuer
The Light Phone Inc.

Legal status of issuer

    Form
    Corporation

    Jurisdiction of Incorporation/Organization
    Delaware

    Date of organization
    February 23, 2015

Physical address of issuer
19 Morris Avenue, New Lab, Brooklyn, NY 11205

Website of issuer
www.lightphone.com

Name of intermediary through which the Offering will be conducted
OpenDeal Inc., dba Republic

CIK number of intermediary
0001672732

SEC file number of intermediary
007-00046

CRD number, if applicable, of intermediary
283874

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the Offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the Offering, including the amount of referral and any other fees associated with the Offering
5.0% of the amount raised

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest
2% of the Securities being issued in this Offering

Type of security offered
SAFEs (Simple Agreement for Future Equity)

Target number of Securities to be offered
25,000

Price (or method for determining price)
$1.00

Target offering amount
$25,000.00

Oversubscriptions accepted:
☑ Yes
☐ No

Oversubscriptions will be allocated:
☐ Pro-rata basis
☑ First-come, first-served basis
☐ Other:

Maximum offering amount (if different from target offering amount)
$428,000.00

Deadline to reach the target offering amount
September 24, 2017

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the Offering deadline, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees
4

	Most recent fiscal year-end	**Prior fiscal year-end**
Total Assets	$722,218.00	$66,425.00
Cash & Cash Equivalents	$141,418.00	$66,425.00
Accounts Receivable	$0.00	$0.00
Short-term Debt	$94,439.00	$10,000.00
Long-term Debt	$3,015,000.00	$300,000.00
Revenues/Sales	$1,809.00	$1,859.00
Cost of Goods Sold	$0.00	$0.00
Taxes Paid	$0.00	$0.00
Net Income	($2,475,096.00)	($660,795.00)

The jurisdictions in which the issuer intends to offer the Securities:

Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

August 24, 2017

FORM C

Up to $428,000.00

The Light Phone Inc.

light

SAFEs (Simple Agreements for Future Equity)

This Form C (including the cover page and all exhibits attached hereto, the "Form C") is being furnished by The Light Phone Inc., a Delaware Corporation (the "Company," as well as references to "we," "us," or "our"), to prospective investors for the sole purpose of providing certain information about a potential investment in SAFEs (Simple Agreements for Future Equity) of the Company (the "Securities"). Purchasers of Securities are sometimes referred to herein as "Purchasers." The Company intends to raise at least $25,000.00 and up to $428,000.00 from Purchasers in the offering of Securities described in this Form C (this "Offering"). The minimum amount of Securities that can be purchased is $100.00 per Purchaser (which may be waived by the Company, in its sole and absolute discretion). The offer made hereby is subject to modification, prior sale and withdrawal at any time.

The rights and obligations of the holders of Securities of the Company are set forth below in the section entitled "*The Offering and the Securities—The Securities*". In order to purchase Securities, a prospective investor must complete and execute a Subscription Agreement. Purchases or "Subscriptions" may be accepted or rejected by the Company, in its sole and absolute discretion. The Company has the right to cancel or rescind its offer to sell the Securities at any time and for any reason.

The Offering is being made through OpenDeal Inc., dba Republic (the "Intermediary"). The Intermediary will be entitled to receive 2% of the Securities being issued in the Offering related to the purchase and sale of the Securities, as well as 5% of the proceeds of the Offering, as described in the table below:

	Price to Purchasers	Service Fees and Commissions[1]	Net Proceeds
Minimum Individual Purchase Amount	$100.00	$5.00	$95.00
Aggregate Minimum Offering Amount	$25,000.00	$1,250.00	$23,750.00

Aggregate Maximum Offering Amount	$428,000.00	$21,400.00	$406,600.00

[1] This excludes fees to Company's advisors, such as attorneys and accountants.

A crowdfunding investment involves risk. Purchaser should not invest any funds in this Offering unless he or she can afford to lose his or her entire investment. In making an investment decision, Purchasers must rely on their own examination of the issuer and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission (the "Commission") does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature. These Securities are offered under an exemption from registration; however, neither the Commission nor any state securities authority has made an independent determination that these Securities are exempt from registration. The Company filing this Form C for an offering in reliance on Section 4(a)(6) of the Securities Act of 1933, as amended (15 U.S.C. 77d(a)(6)) (the "Securities Act") and pursuant to Regulation CF (§ 227.100 et seq.) must file a report with the Commission annually and post the report on its website at www.lightphone.com no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold in this Offering by the Company or another party, or 5) the liquidation or dissolution of the Company.

The date of this Form C is August 24, 2017.

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;
(2) Is not subject to the requirement to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (15 U.S.C. 78m or 78o(d));
(3) Is not an investment company, as defined in section 3 of the Investment Company Act of 1940 (15 U.S.C. 80a-3), or excluded from the definition of investment company by section 3(b) or section 3(c) of that Act (15 U.S.C. 80a-3(b) or 80a-3(c));
(4) Is not ineligible to offer or sell securities in reliance on section 4(a)(6) of the Securities Act as a result of a disqualification as specified in § 227.503(a);
(5) Has filed with the Commission and provided to Purchasers, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and
(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

THERE ARE SIGNIFICANT RISKS AND UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN THE COMPANY AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY-TRADED AND ARE SUBJECT TO TRANSFER RESTRICTIONS. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN THE COMPANY IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C ENTITLED "RISK FACTORS."

       THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL PURCHASERS.

       THIS FORM C DOES NOT CONSTITUTE AN OFFER IN ANY JURISDICTION IN WHICH AN OFFER IS NOT PERMITTED.

PRIOR TO CONSUMMATION OF THE PURCHASE AND SALE OF ANY SECURITY THE COMPANY WILL AFFORD PROSPECTIVE PURCHASERS AN OPPORTUNITY TO ASK QUESTIONS OF AND RECEIVE ANSWERS FROM THE COMPANY AND ITS MANAGEMENT CONCERNING THE TERMS AND CONDITIONS OF THIS OFFERING AND THE COMPANY. NO SOURCE OTHER THAN THE INTERMEDIARY HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS FORM C, AND IF GIVEN OR MADE BY ANY OTHER SUCH PERSON OR ENTITY, SUCH INFORMATION MUST NOT BE RELIED ON AS HAVING BEEN AUTHORIZED BY THE COMPANY.

PROSPECTIVE PURCHASERS ARE NOT TO CONSTRUE THE CONTENTS OF THIS FORM C AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO EACH PROSPECTIVE INVESTOR'S PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT HIS OR HER OWN FINANCIAL ADVISER, COUNSEL AND ACCOUNTANT AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING HIS OR HER INVESTMENT.

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY PURCHASER EXCEPT PURSUANT TO RULE 501 OF REGULATION CF. PURCHASERS SHOULD BE AWARE THAT THEY WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

NASAA UNIFORM LEGEND

IN MAKING AN INVESTMENT DECISION PURCHASERS MUST RELY ON THEIR OWN EXAMINATION OF THE PERSON OR ENTITY CREATING THE SECURITIES AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED.

THESE SECURITIES HAVE NOT BEEN RECOMMENDED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THE FOREGOING AUTHORITIES HAVE NOT CONFIRMED THE ACCURACY OR DETERMINED THE ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

SPECIAL NOTICE TO FOREIGN PURCHASERS

IF THE PURCHASER LIVES OUTSIDE THE UNITED STATES, IT IS THE PURCHASER'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH AY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE COMPANY RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN PURCHASER.

Forward Looking Statement Disclosure

This Form C and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. Purchasers can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As Purchasers read and consider this Form C, they should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are

beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, Purchasers should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C or any documents incorporated by reference herein or therein speaks only as of the date of this Form C. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

Table of Contents

ONGOING REPORTING

The Company will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than April 30, 2018.

Once posted, the annual report may be found on the Company's website at www.lightphone.com.

The Company must continue to comply with the ongoing reporting requirements until:
(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;
(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;
(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
(5) the Company liquidates or dissolves its business in accordance with state law.

About this Form C

Purchasers should rely only on the information contained in this Form C. We have not authorized anyone to provide Purchasers with information different from that contained in this Form C. We are offering to sell, and seeking offers to buy the Securities only in jurisdictions where offers and sales are permitted. Purchasers should assume that the information contained in this Form C is accurate only as of the date of this Form C, regardless of the time of delivery of this Form C or of any sale of Securities. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. The Company will provide the opportunity to ask questions of and receive answers from the Company's management concerning terms and conditions of the Offering, the Company or any other relevant matters and any additional reasonable information to any prospective Purchaser prior to the consummation of the sale of the Securities.

This Form C does not purport to contain all of the information that may be required to evaluate the Offering and any recipient hereof should conduct its own independent analysis. The statements of the Company contained herein are based on information believed to be reliable. No warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. The Company does not expect to update or otherwise revise this Form C or other materials supplied herewith. The delivery of this Form C at any time does not imply that the information contained herein is correct as of any time subsequent to the date of this Form C. This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C and the Exhibits hereto. Each prospective Purchaser is urged to read this Form C and the Exhibits hereto in their entirety.

The Light Phone Inc. (the "Company") is a Delaware Corporation, formed on February 23, 2015. The Company is located at 19 Morris Avenue, New Lab, Brooklyn, NY 11205.

The Company's website is www.lightphone.com. The information available on or through our website is not a part of this Form C. In making an investment decision with respect to our Securities, Purchaser should only consider the information contained in this Form C.

The Business

The Company's principal product is the Light Phone: an FCC-approved, business card-sized, voice-only mobile phone that allows for synchronization with customers' other mobile phones.

The Offering

Minimum number of SAFEs (Simple Agreements for Future Equity) being offered	25,000
Total number of SAFEs outstanding after Offering (if minimum amount reached)	132,000[1]
Maximum number of SAFEs being offered	428,000
Total number of SAFEs outstanding after Offering (if maximum amount reached)	535,000[1]
Purchase price per Security	$1.00
Minimum investment amount per investor	$100.00
Offering deadline	September 24, 2017
Use of proceeds	See the description of the use of proceeds on page 16 hereof.
Voting Rights	See the description of the voting rights on page 24 hereof.

[1] The total number of SAFEs outstanding is an estimate based on the approximately $107,000 raised in the Company's prior offering of SAFEs. The actual amount collected, and the number of SAFEs that will be issued, in such offering may vary.

RISK FACTORS

Risks Related to the Company's Business and Industry

The development and commercialization of the Light Phone is highly competitive.
We face competition with respect to any products that we may seek to develop or commercialize in the future. Our competitors include major companies worldwide. Many of our competitors have significantly greater financial, technical and human resources than we have and superior expertise in research and development, and marketing approved mobile phones. Thus, our competitors may be better equipped than us to develop and commercialize mobile phones. These competitors also compete with us in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Consequently, our competitors may commercialize products more rapidly or effectively than we are able to, which would adversely affect our competitive position, the likelihood that our products will achieve initial market acceptance and our ability to generate meaningful additional revenues from our products.

The Light Phone relies on the scalability of cloud services.
A significant benefit of the Light Phone experience is the ability to use the same phone number across a customer's smartphone and Light Phone, our principal product. We have launched this service in the United States, but have not yet proven our ability to scale it to a larger customer base, or to support it outside the United States. If we are unable to sufficiently scale the Company and corresponding cloud services, we will be unable to market one of the key development features of the Light Phone, resulting in lower Company revenues and decreased market share.

The amount of capital the Company is attempting to raise in this Offering is not enough to sustain the Company's current business plan.
In order to achieve the Company's near and long-term goals, the Company will need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we will not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise

transfer all or substantially all of our remaining assets, which could cause a Purchaser to lose all or a portion of his or her investment.

The Company intends to use the proceeds from the Offering for ongoing working capital.
This means that the Company has ultimate discretion to use the proceeds as it sees fit and has chosen not to set forth any specific uses for Purchasers to evaluate. The net proceeds from this Offering will be used for the purposes our management deems to be in our best interests in order to address changed circumstances or opportunities. As a result of the foregoing, our success will be substantially dependent upon our discretion and judgment with respect to application and allocation of the net proceeds of this Offering. The Company may choose to use the proceeds in a manner that the Purchasers do not agree with and they will have no recourse. A use of proceeds that does not further the Company's business and goals could harm the Company and its operations and ultimately cause a Purchaser to lose all or a portion of his or her investment.

We rely on other companies to provide components of the Light Phone.
We depend on these suppliers and subcontractors to meet our contractual obligations to our customers and to conduct our operations. Our ability to meet our obligations to our customers may be adversely affected if suppliers or subcontractors do not provide the agreed-upon supplies or perform the agreed-upon services in compliance with customer requirements and in a timely and cost-effective manner. Likewise, the quality of our products may be adversely impacted if companies to whom we delegate manufacture of major components or subsystems for our products, or from whom we acquire such items, do not provide components which meet required specifications and perform to our and our customers' expectations. Our suppliers may be less likely than us to be able to quickly recover from natural disasters and other events beyond their control and may be subject to additional risks, such as financial problems, that limit their ability to conduct their operations. The risk of these adverse effects may be greater in circumstances where we rely on only one or two subcontractors or suppliers for a particular component.

We depend on third-party service providers and outsource providers for a variety of services and we outsource a number of our non-core functions and operations.
In certain instances, we rely on single or limited service providers and outsourcing vendors in China and the United States because the relationship is advantageous due to quality, price, or lack of alternative sources. If production or service was to be interrupted and we could not find alternate third-party providers, we could experience disruptions in manufacturing and operations including product shortages, higher freight costs and re-engineering costs. If outsourced services are interrupted or not performed or the performance is poor, this could impact our ability to process, record and report transactions with our customers and other constituents. Such interruptions in the provision of supplies and/or services could result in our inability to meet customer demand, damage our reputation and customer relationships and adversely affect our business.

We depend on third party providers, suppliers and licensors to supply some of the software and operational support necessary to provide some of our services.
Some of our software and operational support vendors represent our sole source of supply or have a position of some exclusivity, through contract or intellectual property rights. If demand exceeds these vendors' capacity or if these vendors experience operational or financial difficulties or if these vendors are otherwise unable to provide the satisfactory equipment or services we need in a timely manner and at a reasonable price, then our ability to provide some services might be materially adversely affected. Additionally, the need to procure or develop alternative sources of the affected material or services might delay our ability to serve our customers. Furthermore, these events could materially and adversely affect our ability to retain and attract customers, and could cause a material negative impact on our operations, business, financial results and financial condition.

We plan to implement new lines of business or offer new products and services within existing lines of business.
There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or technological development, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients, or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

In general, demand for our products and services is correlated with general economic conditions.
A substantial portion of our revenue is derived from discretionary spending by individuals, which typically falls during times of economic instability. Declines in economic conditions in the United States or in other countries in

which we operate may adversely impact our consolidated financial results. Because such declines in demand are difficult to predict, we or the industry may have increased excess capacity as a result. An increase in excess capacity may result in declines in prices for our products and services.

Through our operations, we collect and store certain personal information that our customers provide to purchase the Light Phone, register on our web site, or otherwise communicate and interact with us.
We may share information about such persons with vendors that assist with certain aspects of our business. Security could be compromised and confidential customer or business information could be misappropriated. Loss of customer or business information could disrupt our operations, damage our reputation, and expose us to claims from customers, financial institutions, payment card associations and other persons, any of which could have an adverse effect on our business, financial condition and results of operations. In addition, compliance with more restrictive privacy and information security laws and standards may result in significant expenses due to increased investment in technology and development of new operational processes.

Security breaches and other disruptions could compromise our information and expose us to liability, which would cause our business and reputation to suffer.
We collect and store sensitive data, including intellectual property, our proprietary business information and that of our customers, suppliers and business partners, and personally identifiable information of our customers and employees, in our data centers and on our networks. The secure processing, maintenance and transmission of this information is critical to our operations and business strategy. Despite our security measures, our information technology and infrastructure may be vulnerable to attacks by hackers or breached due to employee error, malfeasance or other disruptions. Any such breach could compromise our networks and the information stored there could be accessed, publicly disclosed, lost or stolen. Any such access, disclosure or other loss of information could result in legal claims or proceedings, liability under laws that protect the privacy of personal information, and regulatory penalties. Additionally, it could disrupt our operations and the services we provide to customers, damage our reputation, and cause a loss of confidence in our products and services, which could adversely affect our business/operating margins, revenues and competitive position.

The secure processing, maintenance and transmission of this information is critical to our operations and business strategy, and we devote significant resources to protecting our information. It should be noted that the information collected and saved does not include financial information such as credit card numbers or banking information.

We are required to comply with various import laws and export control and economic sanctions laws, which may affect our transactions with certain customers, business partners and other persons and dealings between our employees and subsidiaries.
In certain circumstances, export control and economic sanctions regulations may prohibit the export of certain products, services and technologies. In other circumstances, we may be required to obtain an export license before exporting the controlled item. Compliance with the various import laws that apply to our businesses can restrict our access to and increase the cost of obtaining, certain products and at times can interrupt our supply of imported inventory.

The Company's success depends on the experience and skill of key employees.
The Company is dependent on Kaiwei Tang and Joseph Hollier, who are CEO and President of the Company, respectively, in order to conduct its operations and execute its business plan. The loss of Kaiwei Tang and Joseph Hollier could harm the Company's business, financial condition, cash flow and results of operations. Furthermore, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if either Kaiwei Tang or Joseph Hollier dies or becomes disabled, the Company will not receive any compensation to assist with such person's absence.

We have not prepared any audited financial statements.
Therefore, Purchasers have no audited financial information regarding the Company's capitalization or assets or liabilities on which to make their investment decision. If Purchasers feel the information provided is insufficient, they should not invest in the Company.

We are not subject to Sarbanes-Oxley regulations and lack the financial controls and safeguards required of public companies.
We do not have the internal infrastructure necessary, and are not required, to complete an attestation about our financial controls that would be required under Section 404 of the Sarbanes-Oxley Act of 2002. There can be no assurance that there are no significant deficiencies or material weaknesses in the quality of our financial controls. We expect to incur additional expenses and diversion of management's time if and when it becomes necessary to

perform the system and process evaluation, testing and remediation required in order to comply with the management certification and auditor attestation requirements.

Maintaining, extending and expanding our reputation and brand image are essential to our business success.
We seek to maintain, extend, and expand our brand image through marketing investments, including advertising and consumer promotions, and product innovation. Increased attention on marketing could adversely affect our brand image. It could also lead to stricter regulations and greater scrutiny of marketing practices. Existing or increased legal or regulatory restrictions on our advertising, consumer promotions and marketing, or our response to such restrictions, could limit our efforts to maintain, extend and expand our brands. Moreover, adverse publicity about regulatory or legal action against us could damage our reputation and brand image, undermine our customers' confidence and reduce long-term demand for our products, even if the regulatory or legal action is unfounded or not material to our operations.

In addition, our success in maintaining, extending, and expanding our brand image depends on our ability to adapt to a rapidly changing media environment. We increasingly rely on social media and online dissemination of advertising campaigns. The growing use of social and digital media increases the speed and extent that information or misinformation and opinions can be shared. Negative posts or comments about us, our brands or our products on social or digital media, whether or not valid, could seriously damage our brands and reputation. If we do not establish, maintain, extend and expand our brand image, then our product sales, financial condition and results of operations could be adversely affected.

We are vulnerable to fluctuations in the price and supply of components, packaging materials, manufacturing and freight.
The prices of the components, packaging materials, manufacturing and freight are subject to fluctuations in price attributable to, among other things, changes in supply and demand of components, fuel prices and labor costs. The sales prices to our customers are a delivered price. Therefore, changes in our input costs could impact our gross margins. Our ability to pass along higher costs through price increases to our customers is dependent upon competitive conditions and pricing methodologies employed in the various markets in which we compete. If competitors do not increase their prices, customers and consumers may choose to purchase competing products or may shift purchases to lower-priced private label or other value offerings which may adversely affect our results of operations.

Substantial disruption to production at our manufacturing and distribution facilities could occur.
A disruption in production at our third-party manufacturing facility could have an adverse effect on our business. In addition, a disruption could occur at the facilities of our suppliers or distributors. The disruption could occur for many reasons, including fire, natural disasters, weather, water scarcity, manufacturing problems, disease, strikes, transportation or supply interruption, government regulation, cybersecurity attacks or terrorism. Alternative facilities with sufficient capacity or capabilities may not be available, may cost substantially more or may take a significant time to start production, each of which could negatively affect our business and results of operations.

Risks Related to the Securities

The SAFEs (Simple Agreements for Future Equity) will not be freely tradable until one year from the initial purchase date. Although the SAFEs may be tradable under federal securities law, state securities regulations may apply and each Purchaser should consult with his or her attorney.
Purchasers should be aware of the long-term nature of this investment. There is not and likely will not be a public market for the SAFEs (Simple Agreements for Future Equity). Because the SAFEs have not been registered under the Securities Act or under the securities laws of any state or non-United States jurisdiction, the SAFEs have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be effected. Limitations on the transfer of the SAFEs may also adversely affect the price that Purchasers might be able to obtain for the SAFEs in a private sale. Each Purchaser in this Offering will be required to represent that it is purchasing the Securities for its own account, for investment purposes and not to resale or distribute thereof.

Neither the Offering nor the Securities have been registered under federal or state securities laws, leading to an absence of certain regulation applicable to the Company.
No governmental agency has reviewed or passed upon this Offering, the Company or any Securities of the Company. The Company also has relied on exemptions from securities registration requirements under applicable state securities laws. Purchasers in the Company, therefore, will not receive any of the benefits that such registration

would otherwise provide. Prospective Purchasers must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering on their own or in conjunction with their personal advisors.

No Guarantee of Return on Investment
There is no assurance that a Purchaser will realize a return on its investment or that he or she will not lose his or her entire investment. For this reason, each Purchaser should read the Form C and all Exhibits carefully and should consult with his or her own attorney and business advisor prior to making any investment decision.

A majority of the Company is owned by a small number of owners.
Prior to the Offering, the Company's current owners of 20% or more beneficially own 67.35% of the Company. Subject to any fiduciary duties owed to our other owners or Purchasers under Delaware law, these owners may be able to exercise significant influence over matters requiring owner approval, including the election of directors and approval of significant Company transactions, and will have significant control over the Company's management and policies. Some of these persons may have interests that are different from those of the Purchasers. For example, these owners may support proposals and actions that the Purchasers may disagree with. The concentration of ownership could delay or prevent a change in control of the Company or otherwise discourage a potential acquirer from attempting to obtain control of the Company, which in turn could reduce the price potential Purchasers are willing to pay for the Company. In addition, these owners could use their voting influence to maintain the Company's existing management, delay or prevent changes in control of the Company, or support or reject other management and board proposals that are subject to owner approval.

The Company has the right to extend the Offering deadline.
The Company may extend the Offering deadline beyond what is currently stated herein. This means that the Purchasers' investments may continue to be held in escrow while the Company attempts to raise the Minimum Amount even after the Offering deadline stated herein is reached. Purchasers' investments will not be accruing interest during this time and will simply be held until such time as the new Offering deadline is reached without the Company receiving the Minimum Amount, at which time it will be returned to them without interest or deduction, or the Company receives the Minimum Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after release of such funds to the Company, the Securities will be issued and distributed to Purchasers.

Purchasers will not become equity holders until the company decides to convert the Securities into CF Shadow Securities or until an IPO or sale of the Company.
Purchasers will not have an ownership claim to the Company or to any of its assets or revenues for an indefinite amount of time, and depending on when and how the Securities are converted, the Purchasers may never become equity holders of the Company. Purchasers will not become equity holders of the Company unless the Company receives a future round of financing great enough to trigger a conversion and the Company elects to convert the Securities. The Company is under no obligation to convert the Securities into CF Shadow Securities (the type of equity Securities Purchasers are entitled to receive upon such conversion). In certain instances, such as a sale of the Company, an IPO or a dissolution or bankruptcy, the Purchasers may only have a right to receive cash, to the extent available, rather than equity in the Company.

Purchasers will not have voting rights, even upon conversion of the Securities into CF Shadow Securities.
Purchasers will not have the right to vote upon matters of the Company even if and when their Securities are converted into CF Shadow Securities. Upon such conversion, CF Shadow Securities will have no voting rights and even in circumstances where a statutory right to vote is provided by state law, the CF Shadow Security holders are required to vote with the majority of the security holders in the new round of equity financing upon which the Securities were converted. For example, if the Securities are converted upon a round offering Series B Preferred Shares, the Series B-CF Shadow Security holders will be required to vote the same way as a majority of the Series B Preferred Share holders vote. Thus, Purchasers will never be able to freely vote upon any director or other matters of the Company.

Purchasers will not be entitled to any inspection or information rights other than those required by Regulation CF.
Purchasers will not have the right to inspect the books and records of the Company or to receive financial or other information from the Company, other than as required by Regulation CF. Other security holders may have such rights. Regulation CF requires only the provision of an annual report on Form C and no additional information. This lack of information could put Purchasers at a disadvantage in general and with respect to other security holders.

In a dissolution or bankruptcy of the Company, Purchasers will be treated the same as common equity holders.

In a dissolution or bankruptcy of the Company, Purchasers of Securities that have not been converted will be entitled to distributions as if they were common stock holders. This means that such Purchasers will be at the lowest level of priority and will only receive distributions once all creditors as well as holders of more senior securities, including any preferred stock holders, have been paid in full. If the Securities have been converted into CF Shadow Securities, the Purchasers will have the same rights and preferences (other than the ability to vote) as the holders of the Securities issued in the equity financing upon which the Securities were converted.

Purchasers will be unable to declare the Security in "default" and demand repayment.
Unlike convertible notes and some other securities, the Securities do not have any "default" provisions upon which the Purchasers will be able to demand repayment of their investment. The Company has ultimate discretion as to whether or not to convert the Securities upon a future equity financing and Purchasers have no right to demand such conversion. Only in limited circumstances, such as a liquidity event, may the Purchasers demand payment. Even then, such payments will be limited to the amount of cash available to the Company.

The Company may never elect to convert the Securities or undergo a liquidity event.
The Company may never receive a future equity financing or elect to convert the Securities upon such future financing. In addition, the Company may never undergo a liquidity event such as a sale of the Company or an IPO. If neither the conversion of the Securities nor a liquidity event occurs, the Purchasers could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities are not equity interests, have no ownership rights, have no rights to the Company's assets or profits and have no voting rights or ability to direct the Company or its actions.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Purchaser is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

THE SECURITIES OFFERED INVOLVE A HIGH DEGREE OF RISK AND MAY RESULT IN THE LOSS OF THE INVESTOR'S ENTIRE INVESTMENT. ANY PERSON CONSIDERING THE PURCHASE OF THESE SECURITIES SHOULD BE AWARE OF THESE AND OTHER FACTORS SET FORTH IN THIS FORM C AND SHOULD CONSULT WITH HIS OR HER LEGAL, TAX AND FINANCIAL ADVISORS PRIOR TO MAKING AN INVESTMENT IN THE SECURITIES. THE SECURITIES SHOULD ONLY BE PURCHASED BY PERSONS WHO CAN AFFORD TO LOSE ALL OF THEIR INVESTMENT.

BUSINESS

Description of the Business
The Company designs and sells the Light Phone, a voice-only mobile phone. The Light Phone is a "phone away from phone", giving customers back the two most important things in their lives: their time and their attention.

Business Plan
The market is saturated with devices to keep consumers connected, such as smartphones, and smart watches. The Company aims to give people the ability to disconnect seamlessly. We have developed in the United States a "One Number" multiple device experience, allowing customers to use their Light Phone while being reachable at their primary mobile number. The "One Number" service is provided for a monthly fee. We intend to expand this service beyond the United States, as well as to add additional features. By December 31, 2016, we had pre-orders for 6,000 phones, which we shipped in 2017. We are currently selling and shipping from existing inventory. We currently sell directly to consumers through our website. We are testing and creating retail sales channels, with Target and other retail outlets. We also believe there is an opportunity to partner with carriers, who could sell the Light Phone as a smartphone accessory. The carrier's customer could have an integrated smartphone/Light Phone experience. With the development of an LTE version of the phone, we will have more opportunity for expansion.

History of the Business
The Company was founded in September 2014 by Kaiwei Tang and Joseph Hollier. The Company was incorporated on February 23, 2015.

The Company's Products and/or Services

Product / Service	Description	Current Market
Light Phone	A voice-only mobile phone.	Marketed internationally, with additional services available in the U.S. market.

We are exploring a next-generation phone with improved network coverage and screen functions. We offer the Light Phone via our website, the Uncrate website, and in one b8ta retail store outlet.

Competition
The business we operate in is intensely competitive. There are a number of basic flip phones that are direct competitors to the Light Phone, and there are potential competitors who may develop devices in the near future. Many of our current and potential competitors have greater resources and greater brand recognition. They may also secure better terms from manufacturers.

Supply Chain and Customer Base
Raw materials essential to our businesses are purchased in the ordinary course of business from numerous suppliers, primarily in China, where manufacturing of the Light Phone occurs. In general, these materials are available from multiple sources. We have experienced no materials shortfalls outside normal purchasing lead times.

The Company's customers are consumers in over 40 countries worldwide, with approximately half of those consumers being in the United States.

Intellectual Property
The Company is not currently dependent on any intellectual property.

Real Property
The Company owns or leases the following real property:

Property Address	Own or Lease	Description
19 Morris Ave, New Lab Brooklyn, NY 11205	Lease	Rented Studio in a Co-Working Space

Governmental/Regulatory Approval and Compliance
The Company is dependent on the following regulatory approvals:

Line of Business	Government Agency	Type of Approval	Application Date	Grant Date
Light Phone	FCC	License	July 5, 2016	July 6, 2016

The Company is subject to Federal Communications Commission ("FCC") regulations concerning telecommunication products. Mobile phones must be tested and approved under standards established by the FCC before being sold in the United States. The Light Phone was tested by an independent laboratory and test results were submitted to—and approved by—the FCC in July 2016.

The Company is also subject to and affected by laws and regulations of other U.S. federal, state and local governmental authorities, as well as to the laws and regulations of international countries and bodies, such as the European Union. These laws and regulations are subject to change.

Litigation
None

Other
The Company's principal address is 19 Morris Ave, New Lab, Brooklyn, NY 11205. The Company conducts business in New York and Washington.

Because this Form C focuses primarily on information concerning the Company rather than the industry in which the Company operates, potential Purchasers may wish to conduct their own separate investigation of the Company's industry to obtain greater insight in assessing the Company's prospects.

USE OF PROCEEDS
The following table lists the use of proceeds of the Offering if the Minimum Amount and Maximum Amount are raised.

Use of Proceeds	% of Minimum Proceeds Raised[1]	Amount if Minimum Raised	% of Maximum Proceeds Raised	Amount if Maximum Raised
Intermediary Fees	5%	$1,250	5%	$21,400
Research and Development	40%	$10,000	23%	$98,440
Legal	8%	$2,000	2%	$8,560
Manufacturing Materials	32%	$8,000	7%	$29,960
Software Development	0%	$0	19%	$81,320
Logistics	0%	$0	19%	$81,320
General Working Capital	15%	$3,750	25%	$107,000
Total	**100%**	**$25,000**	**100%**	**$428,000**

[1] Percentage values on the above table are rounded up to the nearest two decimal places.

The Company recently completed a Regulation Crowdfunding offering, selling approximately $107,000 in SAFEs substantially similar to the Securities issued in the Offering, with plans to use the proceeds in the same percentages listed in the table above. The Company does have discretion to alter the use of proceeds as set forth above in the discretion of the Company's management.

DIRECTORS, OFFICERS AND EMPLOYEES

Directors
The directors or managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name
Kaiwei Tang

All positions and offices held with the Company and date such position(s) was held with start and ending dates
CEO, Co-founder, Director, Treasurer and Secretary (February 2015 – Present)

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
The Light Phone Inc.: Product design, business strategy, operations management and investor relations (September 2014 – Present)
Homemade: Co-founder of independent design studio specializing in branding and digital media (September 2014 – February 2016)

Education

Illinois Institute of Technology: MBA Field Of Study Product development, Marketing, Finance (2004 – 2006)
IIT Institute of Design/Illinois Institute of Technology: Master of Design Industrial and Product Design, User-Center Design, Design Research (2012 – 2014)

Name
Joseph Hollier

All positions and offices held with the Company and date such position(s) was held with start and ending dates
President, Co-founder and Director (February 2015 – Present)

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
The Light Phone Inc.: Product design, business strategy and marketing (September 2014 – Present)
Joe Hollier: Self-employed visual artist (filmmaker, animator, designer, director and illustrator) (December 2010 – September 2014)

Education
School of Visual Arts: Bachelor's Degree Field - Design (2008 – 2012)

Officers
The officers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name
Kaiwei Tang

All positions and offices held with the Company and date such position(s) was held with start and ending dates
CEO, Co-founder, Director, Treasurer and Secretary (February 2015 – Present)

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
The Light Phone Inc.: Product design, business strategy, operations management and investor relations (September 2014 – Present)
Homemade: Co-founder of independent design studio specializing in branding and digital media (September 2014 – February 2016)

Education
Illinois Institute of Technology: MBA Field Of Study Product development, Marketing, Finance (2004 – 2006)
IIT Institute of Design/Illinois Institute of Technology: Master of Design Industrial and Product Design, User-Center Design, Design Research (2012 – 2014)

Name
Joseph Hollier

All positions and offices held with the Company and date such position(s) was held with start and ending dates
President, Co-founder and Director (February 2015 – Present)

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
The Light Phone Inc.: Product design, business strategy and marketing (September 2014 – Present)
Joe Hollier: Self-employed visual artist (filmmaker, animator, designer, director and illustrator) (December 2010 – September 2014)

Education
School of Visual Arts: Bachelor's Degree Field - Design (2008 – 2012)

Indemnification

Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company currently has 4 employees in the States of New York and Washington.

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding Securities:

Type of security	Class E Common Shares Common Stock
Amount outstanding	400,000
Voting Rights	Each holder of record of Class E Common Stock is entitled to one vote in person or by proxy for each share of such stock.
Anti-Dilution Rights	None
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	The Class E shareholders have certain voting rights, such as the right to appoint majority of the Board of Directors. In addition, as long as there are Class E shares outstanding, the following actions must be approved by a majority of Class E shareholders: amendment, alteration, or repeal of the bylaws; creation, authorization, or issuance of debt securities; transferring stock to any subsidiary that is not wholly-owned by the Company; amending any existing or approving any new stock option plan; creating, authorizing or issuing any new class or series of capital stock; and liquidation or dissolving the Company.
Percentage ownership of the Company by the holders of Class E Common Stock (assuming conversion prior to the Offering if convertible securities).	67.35%

Type of security	Stock Options
Amount outstanding	104,867 (160,752 Authorized)
Voting Rights	Each option is convertible into shares of Class A Common Stock. Upon conversion of their options, the holders shall have one vote for each share of stock held by such stockholders and a proportionate vote for the fraction so held.
Anti-Dilution Rights	None

How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	The Board of Directors and the stockholders could authorize and issue additional options at a later date. The availability of any Class A Common Stock convertible from such options and its potential future issuance may be dilutive and could adversely affect the value of the Securities issued pursuant to Regulation CF.
Percentage ownership of the Company by the holders of outstanding Stock Options (assuming conversion prior to the Offering if convertible securities).	17.66%

Type of security	Convertible Notes
Amount outstanding	$2,675,000 ($2,833,702 including accrued interest)
Voting Rights	None
Anti-Dilution Rights	None
How the Convertible Notes may limit, dilute or qualify the Securities issued pursuant to Regulation CF	The Convertible Notes do not have voting rights prior to conversion. The Convertible Notes may convert upon the occurrence of a "Qualified Financing" of $1 million into the securities of the Company offered in such qualified financing. The Convertible Notes may also convert (i) upon the occurrence of a sale or exclusive license of substantially all of the Company's assets, merger, consolidation, purchase of over 50% of the Company's voting securities or other "Change in Control", or (ii) on October 1, 2017 or another "Maturity Date", as further described in the Convertible Notes, into shares of Class A Common Stock. The availability of such securities may be dilutive and such securities will have greater rights than the Securities offered hereunder. The Convertible Notes bear a 20% discount and valuation caps of $4M, $8M and $16M.
Percentage ownership of the Company by the holders of the Convertible Notes (assuming conversion prior to the Offering).	The percentage ownership by the holders of the Convertibles Notes assuming conversion prior to the Offering is variable and may depend on the Company's fully-diluted capitalization at the time of conversion. If the Convertible Notes were to convert at a valuation cap of $16M, the percentage ownership of the Company by the holders of the Convertible Notes would be 15%.

Securities issued pursuant to Regulation CF:

Type of security	**SAFEs (Simple Agreements for Future Equity)**
Amount outstanding	107,000
Voting Rights	None
Anti-Dilution Rights	None

How the SAFEs may limit, dilute or qualify the Securities issued in the Offering pursuant to Regulation CF	As the SAFEs are convertible into CF Shadow Securities, the same securities into which the Securities are convertible, any conversion of the SAFEs will reduce the future percentage ownership of holders of the Securities issued in the Offering.
Percentage ownership of the Company by the holders of the SAFEs (assuming conversion prior to the Offering).	The percentage ownership of the Company by the holders of the SAFEs will vary depending on the pre-money valuation and fully diluted capitalization of the Company prior to the Equity Financing at which the SAFEs convert.

Other than the Convertible Notes as described above and below, the Company does not currently have any debt outstanding:

Type of debt	Convertible Notes
Name of creditor	Various
Amount outstanding	$2,675,000 ($2,833,702 including accrued interest)
Interest rate and payment schedule	5% interest, convertible on maturity or in the event of a Change in Control or Qualified Financing.
Maturity date	October 1, 2017
Other material terms	The Convertible Notes may convert into shares of Class A Common Stock as described above.

The Company has conducted the following prior securities offerings in the past three years:

Security Type	Number Sold	Money Raised	Use of Proceeds	Offering Date	Exemption from Registration Used or Public Offering
Convertible Notes	11	$2,675,000.00	Operations, research and development, software development, marketing	May 20, 2015	Rule 504
Stock Options	104,867	None	None	October 6, 2016	Rule 701
SAFEs	107,000	$107,000.00	See the description of the use of proceeds on page 16 hereof.	July 19, 2017	Regulation CF

Valuation
On June 31, 2016, the Company obtained a third-party valuation from eShares Valuations LLC ("eShares") pursuant to Section 409A of the Internal Revenue Code of 1986, as amended. The fair market value per share of the Company's Class E and Class A Common Stock was determined to be $1.45 as of such date. Such valuation is deemed to be effective until July 31, 2017. Given the Company's early stage of development and lack of revenue and prior securities transactions, eShares applied an asset approach in determining said valuation.

Before making an investment decision, Purchasers should carefully consider this valuation and the factors used to reach such valuation. Such valuation may not be accurate and Purchasers are encouraged to determine their own independent value of the Company prior to investing.

Ownership

The Company's currently outstanding shares are owned by the co-founders, Joseph Hollier and Kaiwei Tang. Below the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Percentage Owned Prior to Offering
Kaiwei Tang	33.68%
Joseph Hollier	33.68%

Following the Offering, the Purchasers will own 0.0% of the Company if the Minimum Amount is raised and 0.0% if the Maximum Amount is raised.

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information. The Company's financial statements are attached hereto as Exhibit A.

Recent Tax Return Information

Total Income	Taxable Income	Total Income Taxes
$1,859.00	$1,859.00	$0.00

Operations

The Company does not expect to achieve profitability in the next 12 months and intends to focus on the following milestones: reducing the cost per unit of the current Light Phone, completing the development and prototype of next-generation Light Phone, and securing additional investments to provide for operating expenses, research and development, and marketing.

Liquidity and Capital Resources

The proceeds of the Offering are essential to our ability to move forward with fulfilling customer orders, developing retail relationships, and developing requirements for our next-generation phone. The Company is seeking additional convertible debt financing from existing and new investors.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the future.

Material Changes and Other Information

None

Trends and Uncertainties

After reviewing the above discussion of the steps the Company intends to take, potential Purchasers should consider whether achievement of each step within the estimated time frame is realistic in their judgment. Potential Purchasers should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

The financial statements are an important part of this Form C and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

THE OFFERING AND THE SECURITIES

The Offering

The Company is offering up to 428,000 SAFEs (Simple Agreements for Future Equity) for up to $428,000.00. The Company is attempting to raise a minimum amount of $25,000.00 in this Offering (the "Minimum Amount"). The Company must receive commitments from Purchasers in an amount totaling the Minimum Amount by September 24, 2017 (the "Offering Deadline") in order to receive any funds. If the sum of the investment commitments does not equal or exceed the Minimum Amount by the Offering Deadline, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned to potential Purchasers without interest or deductions. The Company has the right to extend the Offering Deadline at its discretion. The Company will accept investments in excess of the Minimum Amount up to $428,000.00 (the "Maximum Amount") and the additional Securities will be allocated on a first-come, first-served basis.

The price of the Securities does not necessarily bear any relationship to the Company's asset value, net worth, revenues or other established criteria of value, and should not be considered indicative of the actual value of the Securities.

The Offering is being made through OpenDeal Inc., dba Republic (the "Intermediary"). In order to purchase the Securities, Purchasers must make a commitment to purchase on the Intermediary's website at www.republic.co. Purchaser funds will be held in escrow with PrimeTrust, LLC until the Minimum Amount of investments is reached. Purchasers may cancel an investment commitment until 48 hours prior to the Offering Deadline or the closing of the Offering, whichever comes first using the cancellation mechanism provided by the Intermediary. The Company will notify Purchasers when the Minimum Amount has been reached. If the Company reaches the Minimum Amount prior to the Offering Deadline, it may close the Offering at least five (5) days after reaching the Minimum Amount and providing notice to the Purchasers. If any material change (other than reaching the Minimum Amount) occurs related to the Offering prior to the Offering Deadline, the Company will provide notice to Purchasers and receive reconfirmations from Purchasers who have already made commitments. If a Purchaser does not reconfirm his or her investment commitment after a material change is made to the terms of the Offering, the Purchaser's investment commitment will be cancelled and the committed funds will be returned without interest or deductions. If a Purchaser does not cancel an investment commitment before the Minimum Amount is reached, the funds will be released to the Company upon closing of the Offering and the Purchaser will receive the Securities in exchange for his or her investment. Any Purchaser funds received after the initial closing will be released to the Company upon a subsequent closing and the Purchaser will receive Securities via Electronic Certificate/PDF in exchange for his or her investment as soon as practicable thereafter.

Purchaser commitments are not binding on the Company until accepted by the Company, which reserves the right to reject, in whole or in part, in its sole and absolute discretion, any commitment. If the Company rejects all or a portion of any commitment, the applicable prospective Purchaser's funds will be returned without interest or deduction.

The price of the Securities has been arbitrarily set at $1.00 per SAFE. The minimum amount that a Purchaser may invest in the Offering is $100.00. The following two fields below sets forth the compensation being paid in connection with the Offering.

Commission/Fees
5.0% of the amount raised

Stock, Warrants and Other Compensation
2% of the Securities being issued in this Offering.

Transfer Agent and Registrar
The transfer agent and registrar for the Securities is FundAmerica, LLC.

The Securities
We request that Purchasers please review our organizational documents and the SAFE instrument in conjunction with the following summary information.

Authorized Capitalization
At the initial closing of this Offering (if the minimum amount is sold), our authorized capital stock will consist of (i) 1,500,000 shares of Class A Common Stock, par value $0.0001 per share, of which 0 shares will be issued and outstanding, (ii) 400,000 shares of Class E Common Stock, par value $0.0001 per share, of which 400,000 shares will be issued and outstanding, and (iii) 200,000 shares of preferred stock, par value $0.0001 per share, of which 0 shares will be issued and outstanding.

Not Currently Equity Interests

The Securities are not currently equity interests in the Company and can be thought of as the right to receive equity at some point in the future upon the occurrence of certain events.

Dividends

The Securities do not entitle the Purchasers to any dividends.

Conversion

Upon each future equity financing of greater than $1,000,000.00 (an "Equity Financing"), the Securities are convertible at the option of the Company, into CF Shadow Series Securities, which are securities identical to those issued in such future Equity Financing except 1) they do not have the right to vote on any matters except as required by law, 2) they must vote in accordance with the majority of the Purchasers in such future Equity Financing with respect to any such required vote and 3) they are not entitled to any inspection or information rights (other than those contemplated by Regulation CF). The Company has no obligation to convert the Securities in any future financing.

Conversion Upon the First Equity Financing

If the Company elects to convert the Securities upon the first Equity Financing following the issuance of the Securities, the Purchaser will receive the number of CF Shadow Series Securities equal to the greater of the quotient obtained by dividing the amount the Purchaser paid for the Securities (the "Purchase Amount") by:

(a) the quotient of $12,000,000.00 divided by the aggregate number of issued and outstanding shares of capital stock, assuming full conversion or exercise of all convertible and exercisable Securities then outstanding, including shares of convertible preferred stock and all outstanding vested or unvested options or warrants to purchase capital stock, but excluding (i) the issuance of all shares of capital stock reserved and available for future issuance under any of the Company's existing equity incentive plans, (ii) convertible promissory notes issued by the Company, (iii) any Simple Agreements for Future Equity, including the Securities (collectively, "Safes"), and (iv) any equity Securities that are issuable upon conversion of any outstanding convertible promissory notes or Safes,

OR

(b) the lowest price per share of the Securities sold in such Equity Financing multiplied by 80.00%.

The price (either (a) or (b)) determined immediately above shall be deemed the "First Financing Price" and may be used to establish the conversion price of the Securities at a later date, even if the Company does not choose to convert the Securities upon the first Equity Financing following the issuance of the Securities.

Conversion After the First Equity Financing

If the Company elects to convert the Securities upon an Equity Financing after the first Equity Financing following the issuance of the Securities, the Purchaser will receive the number of CF Shadow Series Securities equal to the quotient obtained by dividing (a) the Purchase Amount by (b) the First Financing Price.

Conversion Upon a Liquidity Event Prior to an Equity Financing

In the case of an initial public offering of the Company ("IPO") or Change of Control (see below) (either of these events, a "Liquidity Event") of the Company prior to any Equity Financing, the Purchaser will receive, at the option of the Purchaser, either (i) a cash payment equal to the Purchase Amount (subject to the following paragraph) or (ii) a number of shares of common stock of the Company equal to the Purchase Amount divided by the quotient of (a) $12,000,000.00 divided by (b) the number, as of immediately prior to the Liquidity Event, of shares of the Company's capital stock (on an as-converted basis) outstanding, assuming exercise or conversion of all outstanding vested and unvested options, warrants and other convertible securities, but excluding: (i) shares of common stock reserved and available for future grant under any equity incentive or similar plan; (ii) any Safes; and (iii) convertible promissory notes.

In connection with a cash payment described in the preceding paragraph, the Purchase Amount will be due and payable by the Company to the Purchaser immediately prior to, or concurrent with, the consummation of the Liquidity Event. If there are not enough funds to pay the Purchasers and holders of other Safes (collectively, the "Cash-Out Investors") in full, then all of the Company's available funds will be distributed with equal priority and pro rata among the Cash-Out Investors in proportion to their Purchase Amounts.

"Change of Control" as used above and throughout this section, means (i) a transaction or transactions in which any person or group becomes the beneficial owner of more than 50% of the outstanding voting securities entitled to elect the Company's board of directors, (ii) any reorganization, merger or consolidation of the Company, in which the outstanding voting security holders of the Company fail to retain at least a majority of such voting securities following such transaction(s) or (iii) a sale, lease or other disposition of all or substantially all of the assets of the Company.

Conversion Upon a Liquidity Event Following an Equity Financing
In the case of a Liquidity Event following any Equity Financing, the Purchaser will receive, at the option of the Purchaser, either (i) a cash payment equal to the Purchase Amount (as described above) or (ii) a number of shares of the most recently issued preferred stock equal to the Purchase Amount divided by the First Financing Price. Shares of preferred stock granted in connection therewith shall have the same liquidation rights and preferences as the shares of preferred stock issued in connection with the Company's most recent Equity Financing.

Dissolution
If there is a Dissolution Event (see below) before the Securities terminate, the Company will distribute, subject to the preferences applicable to any series of preferred stock then outstanding, all of its assets legally available for distribution with equal priority among the Purchasers, all holders of other Safes (on an as converted basis based on a valuation of common stock as determined in good faith by the Company's board of directors at the time of the Dissolution Event) and all holders of common stock.

A "Dissolution Event" means (i) a voluntary termination of operations by the Company, (ii) a general assignment for the benefit of the Company's creditors or (iii) any other liquidation, dissolution or winding up of the Company (excluding a Liquidity Event), whether voluntary or involuntary.

Termination
The Securities terminate upon (without relieving the Company of any obligations arising from a prior breach of or non-compliance with the Securities) upon the earlier to occur: (i) the issuance of shares in the CF Shadow Series to the Purchaser pursuant to the conversion provisions or (ii) the payment, or setting aside for payment, of amounts due to the Purchaser pursuant to a Liquidity Event or a Dissolution Event.

Voting and Control
The Securities have no voting rights at present or when converted. The Company does not have any voting agreements in place. The Company does have a shareholders agreement in place by and between Kaiwei Tang and Joseph Hollier.

Anti-Dilution Rights
The Securities do not have anti-dilution rights, which means that future equity financings will dilute the ownership percentage that the Purchaser may eventually have in the Company.

Restrictions on Transfer
Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Purchaser of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities are transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(d) of Regulation D promulgated under the Securities Act, 3) as part of an IPO or 4) to a member of the family of the Purchaser or the equivalent, to a trust controlled by the Purchaser, to a trust created for the benefit of a member of the family of the Purchaser or the equivalent, or in connection with the death or divorce of the Purchaser or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although Purchasers may legally be able to transfer the Securities, they may not be able to find another party willing to purchase them.

In addition to the foregoing restrictions, prior to making any transfer of the Securities or any Securities into which they are convertible, such transferring Purchaser must either make such transfer pursuant to an effective registration statement filed with the SEC or provide the Company with an opinion of counsel stating that a registration statement is not necessary to effect such transfer.

In addition, the Purchaser may not transfer the Securities or any Securities into which they are convertible to any of the Company's competitors, as determined by the Company in good faith.

Furthermore, upon the event of an IPO, the capital stock into which the Securities are converted will be subject to a lock-up period and may not be sold for up to 180 days following such IPO.

Other Material Terms
- The Company does not have the right to repurchase the Securities.
- The Securities do not have a stated return or liquidation preference.
- The Company cannot determine if it currently has enough capital stock authorized to issue upon the conversion of the Securities, because the amount of capital stock to be issued is based on the occurrence of future events.

TAX MATTERS
EACH PROSPECTIVE PURCHASER SHOULD CONSULT WITH HIS OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE PURCHASER OF THE PURCHASE, OWNERSHIP AND SALE OF THE PURCHASER'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

TO INSURE COMPLIANCE WITH THE REQUIREMENTS IMPOSED BY THE INTERNAL REVENUE SERVICE, WE INFORM YOU THAT ANY TAX STATEMENT IN THIS FORM C CONCERNING UNITED STATES FEDERAL TAXES IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING ANY TAX-RELATED PENALTIES UNDER THE UNITED STATES INTERNAL REVENUE CODE. ANY TAX STATEMENT HEREIN CONCERNING UNITED STATES FEDERAL TAXES WAS WRITTEN IN CONNECTION WITH THE MARKETING OR PROMOTION OF THE TRANSACTIONS OR MATTERS TO WHICH THE STATEMENT RELATES. EACH TAXPAYER SHOULD SEEK ADVICE BASED ON THE TAXPAYER'S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

Potential Purchasers who are not United States residents are urged to consult their tax advisors regarding the United States federal income tax implications of any investment in the Company, as well as the taxation of such investment by their country of residence. Furthermore, it should be anticipated that distributions from the Company to such foreign purchasers may be subject to UNITED STATES withholding tax.

EACH POTENTIAL PURCHASER SHOULD CONSULT HIS OR HER OWN TAX ADVISOR CONCERNING THE POSSIBLE IMPACT OF STATE TAXES.TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

Related Person Transactions
From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has not conducted any transactions with related persons.

Conflicts of Interest
The Company has not engaged in any transactions or relationships which may give rise to a conflict of interest with the Company, its operations and its securityholders.

OTHER INFORMATION

Video Transcript and Offering Page
A transcript of the Company's video is attached hereto as Exhibit B, and a copy of the Company's offering page is attached hereto as Exhibit C. Said video and offering page will each be available on the Intermediary's website at www.republic.co.

Bad Actor Disclosure
None

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.



(Signature)

Joseph Hollier

(Name)

President

(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.



(Signature)

Joseph Hollier

(Name)

President and Director

(Title)

AUGUST 23, 2017

(Date)

(Signature)

Kaiwei Tang

(Name)

CEO, Director, Treasurer and Secretary

(Title)

August 23, 2017

(Date)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBITS

Exhibit A   Financial Statements
Exhibit B   Video Transcript
Exhibit C   Offering Page

EXHIBIT A
Financial Statements

The Light Phone Inc.

(a Delaware corporation)

Unaudited Financial Statements

Period of February 23, 2015 (inception) through December 31, 2016

Prepared by:



IndigoSpire CPA Group, LLC
Aurora, CO

Financial Statements

The Light Phone Inc.

Table of Contents



INDEPENDENT ACCOUNTANT'S REVIEW REPORT

August 14, 2017

To: Board of Directors of The Light Phone Inc.
        Attn: Eileen Bayers

Re: 2016 and 2015 Financial Statement Review
        The Light Phone Inc.

We have reviewed the accompanying financial statements of The Light Phone Inc. (the "Company"), which comprise the balance sheet as of December 31, 2016 and December 31, 2015, and the related statements of income and cash flows for the period of February 23, 2015 (inception) through December 31, 2015 and the calendar year ending December 31, 2016, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially limited in scope compared to an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in the Notes and Additional Disclosures, certain conditions indicate the Company may be unable to continue as a going concern. The accompany financial statements do not include any adjustments which might be necessary should to Company be unable to continue as a going concern. Our conclusion is not modified with respect to that matter.

Sincerely,

 IndigoSpire CPA Group

IndigoSpire CPA Group, LLC
Aurora, CO

The Light Phone Inc.

Balance Sheet (unaudited)
As of December 31, 2016 and 2015
See Accountant's' Review Report and Notes to the Financial Statements

ASSETS

		2016	2015
ASSETS			
Current Assets			
	Cash & Cash Equivalents	141,418	66,425
	Inventory	531,316	
	Prepaid Expenses	31,424	
	Total Current Assets	704,158	66,425
Non-current Assets			
	Property, Plant & Equipment, net	18,060	0
TOTAL ASSETS		**722,218**	**66,425**

LIABILITIES AND SHAREHOLDERS' EQUITY

		2016	2015
LIABILITIES			
Current Liabilities			
	Accrued Liabilities	94,439	10,000
	Deferred Revenue	645,407	415,600
	Interest Payable	103,238	1,595
	Total Current Liabilities	843,084	427,195
Non-current Liabilities			
	Convertible Notes Payable	2,765,000	50,000
	Other Long-term Notes Payable	250,000	250,000
TOTAL LIABILITIES		**3,858,084**	**727,195**
SHAREHOLDERS' EQUITY			
	Common Stock, Class A: 1,500,000 shares authorized, $0.0001 par; 0 issued	0	0
	Common Stock, Class E: 400,000 shares authorized, $0.0001 par; 400,000 issued	40	40
	Additional Paid-in Capital	(15)	(15)
	Retained Earnings, net of Distributions	(3,135,891)	(660,795)
TOTAL SHAREHOLDERS' EQUITY		**(3,135,866)**	**(660,770)**

The accompanying Notes are an important and integral part of the financial statements

The Light Phone Inc.

Income Statement (unaudited)
For the period of February 23, 2015 (inception) through December 31, 2015
and the calendar year ending December 31, 2016
See Accountant's' Review Report and Notes to the Financial Statements

	2016	2015
Revenues, net of Allowances and Returns	1,809	1,859
Less: Cost of Revenues	0	0
Total Gross Profit	1,809	1,859
Research and Software Development	1,533,778	428,394
Operating Expenses	841,486	232,663
Total Income from Operations	(2,373,455)	(659,198)
Other Income and Expense	0	0
Interest Expense	101,641	1,597
Total Income before Taxes	(2,475,096)	(660,795)
Provision/(Benefit) for Income Taxes	0	0
NET INCOME	**(2,475,096)**	**(660,795)**

The accompanying Notes are an important and integral part of the financial statements

The Light Phone Inc.

Statement of Changes in Shareholders' Equity (unaudited)
For the period of February 23, 2015 (inception) through December 31, 2015
and the calendar year ending December 31, 2016
See Accountant's' Review Report and Notes to the Financial Statements

	Class A Stock		Class E Stock		Additional Paid-in Capital	Accumulated Earnings/ (Deficit)	Total
	# of Shares	$ Amount	# of Shares	$ Amount			
Balance at February 23, 2015 (inception)	**0**	**$0**	**400,000**	**$40**	**$(15)**	**$0**	**$25**
2015 Net Income						(660,795)	
Balance at December 31, 2015	**0**	**0**	**400,000**	**40**	**(15)**	**(660,795)**	**(660,770)**
2017 Net Income						(2,475,096)	(2,475,096)
Balance at December 31, 2016	**0**	**0**	**400,000**	**40**	**(15)**	**(3,135,891)**	**(3,135,866)**

The accompanying Notes are an important and integral part of the financial statements

The Light Phone Inc.

Statement of Cash Flows (unaudited)
For the period of February 23, 2015 (inception) through December 31, 2015
and the calendar year ending December 31, 2016
See Accountant's' Review Report and Notes to the Financial Statements

	2016	2015
CASH FLOWS FROM OPERATIONS		
Net Income	(2,475,096)	(660,795)
Increase in Inventory	(531,316)	0
Increase in Deferred Revenue	229,807	415,600
Increase in Interest Payable	101,643	1,595
Other Changes in Operating Assets and Liabilities	53,015	10,000
TOTAL CASH FLOWS FROM OPERATIONS	(2,621,947)	(233,600)
CASH FLOWS FROM INVESTING ACTIVITIES		
Purchase of Fixed Assets	(18,060)	0
TOTAL CASH FLOWS FROM INVESTING ACTIVITIES	(18,060)	0
CASH FLOWS FROM SHAREHOLDERS' FINANCING ACTIVITIES		
Proceeds from Convertible Notes Issued	2,715,000	50,000
Proceeds from Other Notes Payable		250,000
Proceeds from Issuance of Class E Shares		25
CASH FLOWS FROM SHAREHOLDERS' FINANCING ACTIVITIES	2,715,000	300,025
NET CHANGE IN CASH POSITION	74,993	66,425
Cash, beginning of year	66,425	0
Cash, end of year	141,418	66,425

The accompanying Notes are an important and integral part of the financial statements

The Light Phone Inc.

Notes and Additional Disclosures to the Financial Statements (unaudited)
For the period of February 23, 2015 (inception) through December 31, 2015
and the calendar year ending December 31, 2016

NOTE 1 - NATURE OF OPERATIONS

The Light Phone Inc (the "Company") was incorporated on February 23, 2015 in Delaware. The Company is based in Brooklyn, NY. The Company has designed and is selling the Light Phone, a casual use second phone, designed to allow us to disconnect from constant notifications.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation
The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("GAAP").   In the opinion of management, all adjustments considered necessary for the fair presentation of the unaudited financial statements for the years presented have been included.

Use of Estimates
The preparation of the financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and the footnotes thereto. Actual results could differ from those estimates.

Revenue Recognition
The Company recognizes revenue and costs in accordance with US generally accepted accounting principles. In May 2014, the Financial Accounting Statements Board ("FASB") issued Accounting Standards Update No. 2014-09 which significantly updates the standards for revenue recognition for all entities, public, private and not-for- profit, that have contracts with customers to provide goods or services. For private entities, such as the Company, the effective date for implementation of these new standards is for annual periods beginning after December 15, 2018. No pro-forma or early adoption of these new revenue recognition standards has been implemented by the Company.

Fair Value of Financial Instruments
The Company discloses fair value information about financial instruments based upon certain market assumptions and pertinent information available to management. As of the balance sheet date, there were no financial instruments outstanding.

Risks and Uncertainties
The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include: recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations.

Cash and Cash Equivalents
The Company considers short-term, highly liquid investments with original maturities of three months or less at the time of purchase to be cash equivalents. Cash consists of funds held in the Company's checking account. The Company maintains its cash with a major financial institution located in the United States of America, which it believes to be credit worthy. The Federal Deposit Insurance Corporation insures balances up to $250,000. At times,

the Company may maintain balances in excess of the federally insured limits. As of December 31, 2016 and 2015, the Company had $141,418 and $66,425 of cash on hand, respectively.

Revenue Recognition
The Company will recognize sales revenue once the goods are produced and ready for shipment to customers. Until that time, revenue is unearned and recorded as deferred revenue in the accompanying balance sheet.

Income Taxes
The Company accounts for the income taxes with the recognition of estimated income taxes payable or refundable on income tax returns for the current period and for the estimated future tax effect attribute to the temporary book-to-tax differences and carryforwards generated. Measurement of the deferred items of income tax is based on enacted tax laws and rates and compared to the realizable value of any deferred tax assets. At December 31, 2016, the Company has a large federal net operating loss ("NOL") carryforward. Due to the uncertainty of the Company's ability to generate taxable income in the future, the Company has recorded a full valuation allowance against the deferred tax asset created by the NOL carryforward. The NOL carryforward will begin to expire in 2035.

At this time, no activity of the Company requires a provision for state income tax.

NOTE 3 – LONG-TERM DEBT

Long-term debt consists primarily of convertible debt, with conversion terms as detailed below. The balance sheet also reflects a $250,000 note payable to former consultants.

Notes payable:

	December 31,				
	2015	2016			
Convertible notes:					
			Interest		
	Principal Amount		rate	Valuation Cap	Discount
	$ -	$ 65,000	1%	8,000,000	20%
	50,000	50,000	5%	4,000,000	20%
	-	2,575,000	5%	8,000,000	20%
	-	75,000	5%	16,000,000	20%
Other notes payable:					
	250,000	250,000			
	$300,000	$3,015,000			

Note 4 – GOING CONCERN

The Company's ability to continue as a going concern in the next twelve months is dependent upon its ability to obtain capital financing from outside investors sufficient to execute upon the Company's planned real estate development and investment activities. No assurance can be given that the Company will be able to successfully raise capital or continue as a going concern.

The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

NOTE 5 – SUBSEQUENT EVENTS

Subsequent to December 31, 2016, the Company completed the first round of manufacturing of the Light Phone. Phones have subsequently been shipped Kickstarter backer and pre-ordered phones for which the Company had shipping information. As a result, the related deferred income has been recognized.

In addition, convertible notes totaling $75,000 have been issued with substantially the same terms as previous convertible notes issued.

In August 2017, the Company issued approximately $109,000 simple agreements for future equity to outside investors ("Crowd SAFEs"). The Crowd SAFEs are not interest bearing and have no set maturity date but rather provide for conversion of amounts raised to classes of equity under prearranged terms.

EXHIBIT B
Video Transcript

If how we spend our days is always connected, staring at our screens, well, that will be how we spend the rest of our lives. You see, as humans we are vulnerable. And our smartphones are engineered to use these vulnerabilities against us. This is why we intentionally designed a phone to be used as little as possible. The light phone. Your phone away from phone. It's a casual second phone, that encourages you to enjoy quality time doing the things you love the most, free of distraction. We call this 'going light'. The light phone uses your same phone number, stores 10 speed dials, and only makes or receives phone calls. You can leave your smartphone behind while maintaining the peace of mind that you're still reachable. Light was born out of Google's inaugural design incubator in 2014. Our idea was welcomed by some of the brightest minds in technology and design. Soon after, we launched our kickstarter campaign. We pre sold thousands of phones and got over $400,000 in pledges. We've since partnered with Foxconn to engineer and develop the light phone. We've also built a proprietary cloud platform, that enables the light phone to maintain your existing phone number. This is a first for the US market. The light phone is packaged in a hardcover photography book, reminds us the value of the light phone is in the experience, not the object itself. Since we've collected feedback from our nearly 9000 users. WE're working on the next iteration of the phone, it's going to be even better. Your investment will help us to develop this next light phone, acquire contracts with the biggest telecoms, and put the light phone in a variety of stores. Taking light to the next level. You see, light is a different kind of technology company. We design beautiful tools that respect, inspire, and empower. Objects that help us appreciate our lives. The light phone is just the beginning.

EXHIBIT C
Offering Page













































Light

YOUR = THEIR $

more now but enjoying it less?

over 4 hours a day

the light phone

Designed to be used as little as possible.

Specifications

Our History

30

KICKSTARTER

foxconn

NEWLAB

Shipping Kickoff

Cloud / SIM Revenue

Investments

$3.2 MM

Press

Market

Primary Phone Market is Saturated.

Light Phone is the only second phone.

User Feedback

Business Model

1. Direct to Consumer

2. Retail Partners

3. Carriers

4. Business to Business

The Second Phone

Growth Opportunity

Light is a very different technology company.

Beautiful objects that respect and empower. Technology that helps us appreciate life more. That serves, not enslaves us.

About Light

Light team